# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: LEE ENTERPRISES, Inc, CIK 0000058361
CUSIP: 523768406
Title of class of securities: Common Stock, Par Value $ 0.01 per share
Address of issuer's principal executive offices: 4600 E. 53RD STREET, DAVENPORT, Iowa (IA), 52807
Date of event which requires filing of this statement: 10/29/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002011620
Persons authorized to receive notices and communications: Raghav Bahl, Carnoustie Building 9th Floor, Plot No. 1 Sector 16A Film City, Noida, India (K7), 201301, 7290091890

## Reporting persons
- Quint Digital Ltd (CIK 0002011620): type of reporting person: corporation (CO); citizenship or place of organization: India (K7); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO), working capital (WC); sole voting power 3,244,800; shared voting power 0; sole dispositive power 3,244,800; shared dispositive power 0; aggregate amount beneficially owned 3,244,800 (14.4% of the class)
  Comment: The shareholding percentage as per Row 13 is based on Form 8-K filed by Lee Enterprises on October 16, 2026

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $ 0.01 per share
Name of issuer: LEE ENTERPRISES, Inc
Address of issuer's principal executive offices: 4600 E. 53RD STREET, DAVENPORT, Iowa (IA), 52807

## Item 2. Identity and Background
Name of person filing: Quint Digital Limited
Residence or business address:
Registerd Office Address - 403 Prabhat Kiran 17, Rajendra Place, Delhi, India, 110008

Corporate Address: Carnoustie Building, 9th Floor Plot No. 1, Sector 16A, Film City Noida - 201301, Uttar Pradesh, India
Present principal occupation or employment: Quint Digital Limited is a digital media and AI-focused technology company that combines journalism, publishing technology, audience analytics, and experiential media businesses. The securities of Quint Digital Limited is listed on Bombay Stock Exchange Limited in India (https://quintdigital.in/)
Criminal convictions in the last five years: No Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years
Civil proceedings (securities laws) in the last five years: During the past five years, No Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding no Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws
Citizenship: Indian Public Listed Company

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: From 2024 to 2026, the Reporting Person purchased the shares the Common Stock reported in this Schedule 13D for an aggregate consideration of approximately USD 16.75 million in a series of transactions

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Common Stock to which this Schedule 13D relates in the ordinary course of business as a long-term strategic investment. Consistent with such purposes, the Reporting Person may engage constructively with the Issuer's management and Board of Directors in support of the Issuer's long-term success. Such engagement may include discussions regarding potential Board representation, which would be pursued cooperatively with the Issuer and subject to applicable contractual and legal requirements. The Reporting Person does not currently intend to seek control of the Issuer or to initiate a contested solicitation for the election of directors.

The Reporting Person is party to certain agreements with the Issuer, including a Stock Purchase Agreement dated December 30, 2025, as amended by the First Amendment to the Stock Purchase Agreement dated July 24, 2026 (collectively referred to as Share Purchase Agreement). The Reporting Person's investment activities are subject to the standstill provisions of the Share Purchase Agreement. Those provisions permit certain additional acquisitions pursuant to a qualifying Rule 10b5-1 trading plan approved by the Issuer, subject to the terms and limitations of the Share Purchase Agreement.

On October 29, 2026, the Reporting Person has adopted a Rule 10b5-1 trading plan, pursuant to which additional Common Stock of the Issuer may be acquired from time to time by the Reporting Person or its affiliates. Any such acquisitions are subject to the terms and limitations of the Rule 10b5-1 trading plan, applicable law and, to the extent applicable, any ownership limitations under the Issuer's governing documents.

Except as described in this Schedule 13D, the Reporting Person does not presently have any plan or proposal that relates to or would result in any of the actions described in Items 4(a) through 4(j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As on October 30, 2026, the Reporting Person beneficially owned 3,244,800 Common Stock, representing approximately 14.38% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on Form 8-K filed by Lee Enterprises filed on October 16, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: 3,244,800 common stocks
Transactions in the class effected during the past sixty days: No such transactions
Other persons with the right to receive dividends or sale proceeds: Not Applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person is party to certain agreements with the Issuer, including a Stock Purchase Agreement dated December 30, 2025, as amended by the First Amendment to the Stock Purchase Agreement dated July 24, 2026 (collectively referred to as Share Purchase Agreement). The Reporting Person investment activities are subject to the standstill provisions of the Share Purchase Agreement. Those provisions permit certain additional acquisitions pursuant to a qualifying Rule 10b5-1 trading plan approved by the Issuer, subject to the terms and limitations of the Share Purchase Agreement.

On October 29, 2026, the Reporting Person has adopted a Rule 10b5-1 trading plan, pursuant to which additional Common Stock of the Issuer may be acquired from time to time by the Reporting Person or its affiliates. Any such acquisitions are subject to the terms and limitations of the Rule 10b5-1 trading plan, applicable law and, to the extent applicable, any ownership limitations under the Issuer's governing documents.

Except as described herein, the Reporting Person has no other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Stock Purchase Agreement, dated as of December 30, 2025, by and among the Company, Anchor Investor and the Other Investors party thereto (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on December 30, 2025).

First Amendment to Stock Purchase Agreement, dated July 24, 2026, by and among Lee Enterprises, Incorporated and the Investors party thereto.

Below are the link to access 8-K form filed in connection with above:

https://investors.lee.net/static-files/11d2be59-eedf-4ac2-a2bb-15f3fc2de06b

https://investors.lee.net/static-files/9e911e42-556e-4db3-9769-7a9a8c9e3534

## Signatures
- Quint Digital Ltd: Raghav Bahl, Director, on the behalf of Quint Digital Limited (10/30/2026)